Exhibit 99.4
51JOB, INC.
TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)
REPRESENTING COMMON SHARES OF
51JOB, INC.
Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.
FOLD AND DETACH HERE

	FOR	AGAINST		FOR	AGAINST

Res. 1	☐	☐	Res. 4	☐	☐

Res. 2	☐	☐	Res. 5	☐	☐

Res. 3	☐	☐	Res. 6	☐	☐

Mark box at right if you wish to give a discretionary proxy to a person designated by the Company.
Address Change ☐ Mark box and indicate changes/comments below:	PLEASE NOTE: Marking this box voids any other instructions indicated above.	☐

Sign Below Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

AGENDA
1.	To re-elect Mr. David K. Chao as a director of the Company.

2.	To re-elect Dr. Xiaoyue Chen as a director of the Company.

3.	To re-elect Mr. Hiroyuki Honda as a director of the Company.

4.	To re-elect Mr. Donald L. Lucas as a director of the Company.

5.	To re-elect Mr. Rick Yan as a director of the Company.

6.	To approve the adoption of the 2009 Share Option Plan.

51JOB, INC.	Voting Instruction Card
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Board of Directors of 51JOB, INC. (the “Company”) has announced an Annual General Meeting of Members (the “Meeting”) to be held at the Company’s principal executive offices at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China, on Friday, August 28, 2009, at 9:00 a.m., local time, to take action in the Resolutions set forth on this Voting Instruction Card.
If you wish to have the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Common Shares represented by your ADRs in respect of such Resolutions at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., August 24, 2009. Only the registered ADR holders of record at the close of business on July 17, 2009, will be entitled to execute the attached Voting Instruction Card. If no Voting Instruction Card is received by the Depositary before 12:00 p.m., August 24, 2009 or in the manner required, the Depositary shall deem that you have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company to vote unvoted Common Shares.
The signatory, a registered holder of ADRs representing Common Shares of the Company of record on July 17, 2009, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the Common Shares of the Company represented by such ADRs registered in the name of the signatory, on the Resolutions at the Meeting.
NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card must be returned before 12:00 p.m., August 24, 2009. The proxy materials and the 2008 Annual Report are available on the Company’s website at http://ir.51job.com under the heading “Annual Report.”
JPMorgan Chase Bank, N.A., Depositary
PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
Please see reverse side for Voting Instructions.